Exhibit 99(a)-7

FOR IMMEDIATE RELEASE
CONTACT:	Georgeson Shareholder
212-440-9800
866-423-4877 (toll free)
Attention: Mark Schenck

PEMCO AVIATION GROUP, INC. AMENDS EXPIRATION TIME OF EXCHANGE OFFER

BIRMINGHAM, AL – (November 22, 2002) – Pemco Aviation Group (NASDAQ: PAGI) announced today that it has amended the expiration time of its offer to exchange up to $44 million principal amount of its 12% Senior Subordinated Notes due 2009 for up to 2,000,000 shares of its common stock. The exchange offer and related withdrawal rights will expire at 12:01 a.m. New York City time on December 11, 2002, unless extended by Pemco, instead of 5:00 p.m. New York City time on December 10, 2002, as previously disclosed. Pemco will not further extend the expiration date or change the terms of the exchange offer. Michael E. Tennenbaum, Chairman, said “The unusual trading prices of Pemco stock led us to determine to conclude this offer at the earliest time practicable.”

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Pemco. Pemco has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offer documents) contain important information that should be read carefully before any decision is made with respect to the offer. The offering circular, the related letter of transmittal and certain other documents have been sent to all holders of Pemco common stock, at no expense to them. The Tender Offer Statement (including the offering circular, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) are available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

###